Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2006
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2006. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th June, 2006
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		Six months ended 30th
		June,
		2006	2005
	Note	RMB’000	RMB’000
			(Restated)
Turnover	4	4,348,558	2,795,991
Cost of sales		(4,032,066)	(2,512,852)

Gross profit		316,492	283,139
Other revenue	4	87,166	62,047
Selling expenses		(211,197)	(204,568)
General and administrative expenses		(260,918)	(276,671)
Other operating expenses		(52,465)	(27,795)
Changes in fair value of embedded conversion option of Convertible Bonds due 2011 (the “Convertible Bonds 2011”)		(40,723)	—
Impairment loss on intangible assets		—	(180,000)
Impairment loss on goodwill in a subsidiary		—	(28,000)

Operating loss	5	(161,645)	(371,848)
Interest income	4	32,286	34,458

		(Unaudited)
		Six months ended 30th
		June,
		2006			2005
	Note	RMB’000			RMB’000
					(Restated)
Interest expenses			(105,526)		(119,133)
Share of profits less losses of:
An associate			47,390		19,892
Jointly controlled entities			84,487		(49,719)
Impairment loss on goodwill in a jointly controlled entity			(73,343)		(49,000)

Loss before taxation			(176,351)		(535,350)
Taxation	6		(25,547)		(21,127)

Loss for the period			(201,898)		(556,477)

Attributable to:
Equity holders of the Company			(113,596)		(299,488)
Minority interests			(88,302)		(256,989)

			(201,898)		(556,477)

Dividends	7		—		—

Basic loss per share	8	RMB	(0.03097)	RMB	(0.0816)

Fully diluted loss per share	8	RMB	(0.03097)	RMB	(0.0816)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June, 2006

		(Unaudited)	(Audited)
		30th June,	31st December, 2005
		2006
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		800,820	798,087
Goodwill		295,529	295,529
Property, plant and equipment		3,851,003	3,901,458
Construction-in-progress		373,736	454,591
Land lease prepayments		122,128	124,157
Interests in associates		385,689	357,896
Interests in jointly controlled entities		1,008,973	1,140,331
Prepayment for a long-term investment		600,000	600,000
Available-for-sale financial assets		35,879	22,684
Other non-current assets		9,110	10,967

Total non-current assets		7,482,867	7,705,700

Current assets
Bank balances and cash		5,729,301	3,829,881
Inventories		1,203,492	1,046,818
Accounts receivable	9	185,308	124,958
Accounts receivable from affiliated companies		917,451	840,215
Notes receivable		426,216	377,505
Notes receivable from affiliated companies		188,968	338,970
Other receivables		831,157	432,019
Prepayments and other current assets		94,797	57,707
Income tax recoverable		3,127	12,476
Other taxes recoverable		3,228	1,766
Advances to affiliated companies		75,954	38,931

Total current assets		9,658,999	7,101,246

Current liabilities
Accounts payable	10	1,917,520	928,892
Accounts payable to affiliated companies		819,831	633,807
Notes payable		2,910,799	3,026,952
Notes payable to affiliated companies		163,203	74,092
Customer advances		297,753	318,978
Other payables		748,326	434,651

		(Unaudited)	(Audited)
		30th June,	31st December, 2005
		2006
	Note	RMB’000	RMB’000
Dividends payable		3,373	3,404
Accrued expenses and other current liabilities		122,347	265,906
Short-term bank borrowings		450,000	496,500
Convertible Bonds due 2008 (the “Convertible Bonds 2008”)		1,272,262	1,589,614
Income tax payable		18,130	14,309
Other taxes payable		125,078	117,695
Advances from affiliated companies		200,871	105,094

Total current liabilities		9,049,493	8,009,894

Net current assets (liabilities)		609,506	(908,648)

Total assets less current liabilities		8,092,373	6,797,052

		(Unaudited)	(Audited)
		30th June,
		2006	31st December, 2005
	Note	RMB’000	RMB’000
Non-current liabilities
Convertible Bonds 2011		1,482,589	—
Deferred government grants		81,037	79,602

Total non-current liabilities		1,563,626	79,602

Net assets		6,528,747	6,717,450

Capital and reserves
Share capital		303,388	303,388
Equity component of Convertible Bonds 2008		90,370	114,205
Share premium		2,038,423	2,038,423
Reserves		3,738,500	3,815,066

Total equity attributable to equity holders of the Company		6,170,681	6,271,082

Minority interests		358,066	446,368

Total equity		6,528,747	6,717,450

NOTES TO CONDENSED FINANCIAL STATEMENTS
1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s American Depositary Shares and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Statement of compliance and accounting policies

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), the Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2005, except for the adoption of HKFRSs and HKASs as disclosed in note 3 below.

3.	Impact of new HKFRSs and HKASs

The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1st January, 2006. The Group has adopted HKAS 39 and HKFRS 4 (Amendment) “Financial guarantee contracts” which are pertinent to its operations and relevant to these interim financial statements. Major changes in accounting policies following the adoption of HKAS 39 and HKFRS 4 (Amendment) are summarised in note 3 to the 2006 interim report to be sent to shareholders of the Company by the end of September 2006.

The adoption of HKAS 39 and HKFRS 4 (Amendment) does not have any significant impact on the results of the Group because the directors are of the opinion that the fair value of the financial guarantee contracts of the Group is not significant.

At the date of authorisation of these interim financial statements, the HKICPA has issued a number of new accounting standards and interpretations that are not yet effective for the current accounting period. The Group has not early adopted these new HKFRS and the directors are in the process of assessing their impact on the financial statements of the Group in the period of initial application.

4.	Turnover, other revenue and segment information

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	2,745,042	2,301,691
Sale of Zhonghua sedans	1,603,516	494,300

	4,348,558	2,795,991

Other revenue	87,166	62,047
Interest income	32,286	34,458

	119,452	96,505

Total revenue	4,468,010	2,892,496

Since almost all of the Group’s revenue is derived in the PRC, the Group has determined that business segments be presented as the only reporting format.
For the six months ended 30th June, 2006, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans.
Business segments — for the six months ended 30th June, 2006

			Manufacture
	Manufacture and sale of	Manufacture	and sale of
	minibuses and automotive	and sale of	BMW
	components	Zhonghua sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,745,042	1,603,516	—	4,348,558

Segment results	188,322	(303,078)	—	(114,756)

Unallocated costs				(46,889)

Operating loss				(161,645)
Interest income				32,286
Interest expenses				(105,526)
Share of profits less losses of:
An associate	—	47,390	—	47,390
Jointly controlled entities	(4,498)	—	88,985	84,487
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(176,351)
Taxation				(25,547)

Loss for the period				(201,898)

5.	Operating loss

Operating loss is stated after charging and crediting the following:

	(Unaudited)
	Six months ended 30th June,
	2006	2005
	RMB’000	RMB’000
		(Restated)
Charging:
Cost of inventories sold	4,032,066	2,512,852
Amortisation of intangible assets (c)	52,289	87,806
Depreciation of property, plant and equipment	261,292	190,190
Amortisation of land lease prepayments	2,029	1,455
Impairment loss on property, plant and equipment (b)	22,318	15,500
Net realisable value provision for inventories (a)	11,209	41,496
Staff costs (excluding directors’ emoluments)	157,546	155,527
Provision for doubtful debts	8,739	5,621
Exchange loss, net	—	1,306
Research and development costs (b)	50,322	63,514
Provision for warranty	14,837	9,620
Operating lease rentals on:
— land and buildings	7,458	3,777
— machinery and equipment	84	1,376
Loss on disposal of an associate	709	—
Write-off of property, plant and equipment	234	—

Crediting:
Write back of provision for inventories sold (a)	55,345	15,628
Gain on disposal of property, plant and equipment, net	197	1,523
Gain on disposal of a jointly controlled entity	—	2,098
Gain on disposal of an associate	384	—
Provision for doubtful debts written back	75	—
Exchange gain, net	6,627	—

(a)	included in cost of sales (Note)

(b)	included in general and administrative expenses

(c)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses

Note:	In prior periods, the net realisable value provision for inventories and the write back of provision for inventories sold were included in general and administrative expenses. In this period, such items have been included in cost of sales to better reflect their nature. Relevant comparative figures have been restated accordingly.

6.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

7.	Dividends

The directors do not recommend the payment of an interim dividend at the board meeting held on 22nd September, 2006 (2005: No interim dividend declared).

8.	Loss per share

The calculation of basic loss per share for the six months ended 30th June, 2006 is based on the net loss attributable to equity holders of the Company of approximately RMB113,596,000 (2005: RMB299,488,000), divided by the 3,668,390,900 (2005: 3,668,390,900) ordinary shares outstanding during the period.

Diluted loss per share is the same as the basic loss per share as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds (2005: Same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

9.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,
	2006	31st December, 2005
	RMB’000	RMB’000
Less than six months	94,113	111,536
Between six months to one year	74,258	997
Between one to two years	1,909	3,081
Above two years	63,439	57,711

	233,719	173,325
Less: Provision for doubtful debts	(48,411)	(48,367)

	185,308	124,958

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitor accounts receivable and follow up on collection with customers. Trades with customers considered to be of high credit risk are carried out on a cash basis or when bank guaranteed notes are received.

10.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	30th June,
	2006	31st December, 2005
	RMB’000	RMB’000
Less than six months	1,877,997	889,390
Between six months to one year	19,750	5,343
Between one to two years	9,699	24,045
Above two years	10,074	10,114

	1,917,520	928,892

11.	Contingent liabilities

	(Unaudited)	(Audited)
		31st
	30th June,	December,
	2006	2005
	RMB’000	RMB’000
Corporate guarantees for banking facilities granted to affiliated companies of Shanghai Shenhua Holdings Co., Ltd.	120,000	120,000
A joint and several corporate guarantee with a shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”), an associate of the Group, on a long-term bank loan of Shenyang Aerospace which will expire in 2008	51,000	111,000
Corporate guarantees for bank loans drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB311 million was pledged as a collateral for the corporate guarantee.	295,000	295,000

In addition, the Group was also subject to the following contingencies as at 30th June, 2006:

On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

Further interlocutory steps are in progress. There have been no other material developments in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action. 12. Supplementary Financial Information

The Group has prepared a separate set of financial statements for the six months ended 30th June, 2006 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			(Unaudited)
			Six months ended 30th June,
			2006	2005
	Note		RMB’000	RMB’000
Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(113,596)	(299,488)
Capitalisation of borrowing costs and its related depreciation	(a	)	(1,052)	(1,052)
Write-off of development costs	(b	)	(43,986)	(58,282)
Impairment of intangible assets	(b	)	—	64,000
Amortisation of impaired intangible assets	(b	)	(23,568)	(21,396)
Impairment of goodwill	(c	)	—	(29,000)
Finance cost/redemption premium of Convertible Bonds 2008	(d	)	5,582	101
Gain on buy back a certain portion of Convertible Bonds 2008	(d	)	4,758	—
Finance cost/redemption premium of Convertible Bonds 2011	(e	)	3,576	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	40,723	—
Effect of the above adjustments attributable to minority interests			30,924	4,716

			(Unaudited)
			Six months ended 30th June,
			2006	2005
	Note		RMB’000	RMB’000
Loss attributable to shareholders reported under US GAAP			(96,639)	(340,401)

Other comprehensive income (loss):
Fair value adjustment for securities available-for-sale	(f	)	13,195	(9,484)

Comprehensive loss reported under US GAAP			(83,444)	(349,885)

			(Unaudited)	(Audited)
			30th June,	31st December,
			2006	2005
			RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			6,170,681	6,271,082
Capitalisation of borrowing costs and its related depreciation	(a	)	4,440	5,492
Write-off of development costs	(b	)	(589,171)	(545,185)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(68,658)	(45,090)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Accumulated amortisation of finance cost/accreted redemption premium of Convertible Bonds 2008	(d	)	95,123	89,541
Gain on buy back a certain portion of Convertible Bonds 2008	(d	)	4,758	—
Change in recognition, measurement and disclosure of Convertible Bonds 2008 under new HKFRS	(d	)	(114,205)	(114,205)
Amortisation of finance cost/accreted redemption premium of Convertible Bonds 2011	(e	)	3,576	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	40,723	—
Effect of the above adjustments attributable to minority interests			63,874	32,950

Net assets reported under US GAAP			6,056,244	6,139,688

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off with investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off with capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB44 million capitalised during the period and accumulated development costs of RMB589 million capitalised in the condensed consolidated balance sheet as at 30th June, 2006 under HKFRS have been expended under US GAAP.

In previous years, the Group provided impairment losses on the intangible assets in relation to Zhonghua sedans. Part of the impairment losses were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB24 million for the period. As at 30th June, 2006, the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB69 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference relates to amortisation of goodwill as at both 31st December 2004 and 2005 amounting to RMB144 million.

Goodwill under US GAAP (i.e., SFAS No. 142) is stated at cost less impairment losses without amortisation charge. Effectively, the carrying amount before impairment losses is higher than measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million.

(d)	Previously, Convertible Bonds 2008 were stated in the balance sheet at face value plus accreted redemption premium both under HKFRS and US GAAP.

However, with effect from 1st January, 2005, the Convertible Bonds 2008 are split into liability and equity components under HKFRS. The liability component is subsequently carried at amortised finance cost and the equity component, being recognised in equity, shall remain unchanged until the Convertible Bonds 2008 are converted or redeemed. Accordingly, the reported net assets under HKFRS as at 30th June, 2006 are RMB14 million higher than under US GAAP because of (i) the capital reserve of RMB114 million as at 31st December, 2004 separately recognised in equity as the equity component of the Convertible Bonds 2008; (ii) the decrease in retained earnings of RMB89 million as at 1st January, 2006 due to accumulated amortisation of finance cost/accreted redemption premium and RMB6 million additional amortised finance cost/accreted redemption premium charged to the consolidated income statement under HKFRS than under US GAAP; and (iii) RMB5 million additional gain on buy back a certain portion of the Convertible Bonds 2008 recognised under HKFRS than under US GAAP.

(e)	Under HKFRS, Convertible Bonds 2011 are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised finance cost and the embedded conversion option is measured at its fair value at balance sheet and the change in fair value is recognised in the income statement. Under US GAAP, Convertible Bonds 2011 are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2006 are RMB44 million lower than under US GAAP because of (i) RMB4 million additional amortised finance cost/accreted redemption premium charged to consolidated income statement under HKFRS than under US GAAP; and (ii) loss on fair value changes on the embedded conversion option amounting to approximately RMB40 million at the balance sheet date.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB13 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2006 were RMB4,348.6 million, representing a 55.5% increase from RMB2,796.0 million for the same period in 2005. The increase in sales was primarily due to an increase in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans during the period in 2006.
Shenyang Automotive sold 37,571 minibuses in the first half of 2006, representing a 27.5% increase from 29,471 minibuses sold during the same period in 2005. Of these vehicles sold, 29,709 were mid-priced minibuses, representing a 14.7% increase from 25,905 units sold during the same period in 2005. Unit sales of deluxe minibuses increased by 120.5% from 3,566 units in the first half of 2005 to 7,862 units for the same period in 2006. Shenyang Automotive sold 19,398 Zhonghua sedans in the first half of 2006, representing a 321.9% increase from 4,598 sedans sold during the corresponding period last year.
Unaudited cost of sales rose by 60.5% from RMB2,512.9 million (as restated) in the first six months of 2005 to RMB4,032.1 million for the same period in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the unit costs for minibuses and Zhonghua sedans decreased in the first half of 2006. The decrease was mainly due to the increase in production efficiency and economy of scale together with the decrease in purchase costs of components.
Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from 10.1% (as restated) for the first half of 2005 to 7.3% for the same period in 2006, as a result of the continued price competition and the shift in the product mix to the lower-margins products.
Unaudited other revenue increased by 40.6% from RMB62.0 million in the first half of 2005 to RMB87.2 million for the same period in 2006. The increase was primarily due to the increase in sales of scrap materials and other service income.
Unaudited selling expenses increased by 3.2% from RMB204.6 million, representing 7.3% of turnover in the first half of 2005, to RMB211.2 million, representing 4.9% of turnover for the same period in 2006. The increase was mainly due to the increase in transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the period under review.
Unaudited general and administrative expenses decreased by 5.7% from RMB276.7 million (as restated) in the first six months of 2005 to RMB260.9 million for the same period in 2006, mainly as a result of the decrease in research and development expenses and staff costs.
Unaudited other operating expenses increased by 88.8% from RMB27.8 million in the first six months of 2005 to RMB52.5 million for the same period in 2006, resulting mainly from the increase in sales volume of the scrap materials.
In the first half of 2006, the Group recognized a loss on the change in fair value on the embedded conversion option of the zero coupon guaranteed convertible bonds due 2011 in the amount of RMB40.7 million in accordance with the Hong Kong Financial Reporting Standards.

Unaudited interest expense net of interest income decreased by 13.6% from RMB84.7 million in the first six months of 2005 to RMB73.2 million for the same period in 2006, resulting mainly from the decrease in financing costs in relation to the discounted bank guaranteed notes.
The Group recorded an unaudited share of operating results of jointly controlled entities and an associate (excluding an impairment loss on goodwill in a jointly controlled entity) of RMB131.9 million in the first half of 2006 as compared to the unaudited share of net losses of RMB29.8 million for the same period in 2005. This was mainly attributable to the profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49% indirectly owned jointly controlled entity, and an associate in the first half of 2006. The Group also recognized an impairment loss on goodwill in a jointly controlled entity in the amount of RMB73.3 million in the first six months of 2006.
Unaudited net profits contributed to the Group by BMW Brilliance amounted to RMB89.0 million in the first half of 2006 as compared to the unaudited net loss of RMB56.6 million for the same period last year. The BMW joint venture achieved sales of 9,822 BMW sedans in the first six months of 2006, an increase of 35.4% as compared to 7,253 BMW sedans for the same period in 2005.
The Group recorded an unaudited loss before taxation amounting to RMB176.4 million in the first half of 2006 as compared to that of RMB535.4 million for the same period in 2005. Unaudited taxation increased by 20.9% from RMB21.1 million in the first half of 2005 to RMB25.5 million for the same period in 2006, resulting mainly from the increase in taxable income of the Group in the first half of 2006.
As a result, the Group’s unaudited loss attributable to equity holders of the Company decreased by 62.1% from RMB299.5 million in the first half of 2005 to RMB113.6 million for the same period in 2006. Unaudited basic loss per share for the six months ended 30th June, 2006 amounted to RMB0.03097 against that of RMB0.0816 for the same period in 2005. Unaudited diluted loss per share for the six months ended 30th June, 2006 and 2005 were the same as the unaudited basic loss per share for the two respective periods.
Prospects
Conditions in the Chinese automotive industry continued to be difficult and competitive in the first half of 2006. Despite this challenging environment, the Group’s operations and sales had improved compared to the corresponding period last year. During the first half of 2006, a series of new models of Zhonghua sedans and Granse minibuses were launched and were well-received by customers. In particular, the sales performance of our minibuses and Zhonghua sedans was encouraging, representing an increase of 28% and 322%, respectively, compared to the corresponding period last year.
Looking into the second half of 2006, the gradual recovery in the Chinese automotive industry is expected to gather momentum, although the operating environment continues to be challenging. The Group expects total revenues to increase in the second half of 2006 primarily due to the anticipated strong increase in sales of its Zhonghua sedans. The Group also believes that many of the marketing and repositioning strategies it has been pursuing have placed the Group in a better position to deliver satisfactory operating results and profits over the medium-term.
The Group expects that its minibus business will stabilize whilst the sedan business will continue to grow in the near future. Given these circumstances, the Group has taken and will continue to take proactive measures to (i) improve profit margins and maintain market share of the minibus business by broadening its product range and introducing new models with higher margins; (ii) turnaround the Zhonghua sedan business by continuing to increase production volume and by launching segment-specific new models at competitive prices; (iii) improve operating efficiency by implementing a regime of strict costs controls; and (iv) strengthen our relationship with strategic partners in developing new markets and products.

Liquidity and Financial Resources
As of 30th June, 2006, the Group had RMB1,281.7 million in cash and cash equivalents, RMB2,060.1 million in short-term bank deposits and RMB2,387.5 million in pledged short-term bank deposits. The Group had bank notes payable of RMB3,074.0 million and outstanding short-term bank borrowings of RMB450.0 million, but had no long-term bank borrowings outstanding as of 30th June, 2006.
On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Limited (“Brilliance Finance”), issued zero coupon guaranteed convertible bonds due 2008 (the “Convertible Bonds 2008”) with principal amount of US$200.0 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 30th June, 2006, none of the Convertible Bonds 2008 had been converted into ordinary shares of the Company. Brilliance Finance had repurchased a certain portion of the Convertible Bonds 2008 in the principal amount of approximately US$41.7 million as at 30th June, 2006. All of the repurchased Convertible Bonds 2008 have been cancelled.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (“Brilliance China Finance”), issued zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds 2011”) with principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million at the time of issue). Up to 30th June, 2006, none of the Convertible Bonds 2011 had been converted into ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 11 to this results announcement.
Debt to Equity Ratio
As of 30th June, 2006, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.72 (31st December, 2005: 1.29). The increase of the ratio is primarily due to the issue of the Convertible Bonds 2011 in June 2006.
Use of Proceeds
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds 2008. The net proceeds of the sale of the Convertible Bonds 2008 were approximately US$194.0 million. The Group had utilized all the said proceeds for general corporate and working capital purposes in 2005.
On 7th June, 2006, Brilliance China Finance issued the Convertible Bonds 2011. The net proceeds of the sale of the Convertible Bonds 2011 were approximately US$178.8 million. As at the date of this results announcement, approximately 50% of the net proceeds were applied for on-market repurchase of some of the Convertible Bonds 2008. The unused balance of the net proceeds had been placed with banks and financial institutions as interest-bearing, foreign currency denominated short-term deposits.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2006.
Employees and Remuneration Policy
The Group employed approximately 9,100 employees as at 30th June, 2006 (30th June, 2005: approximately 9,250). Employee costs (excluding directors’ emoluments) amounted to approximately RMB157.5 million for the six months ended 30th June, 2006. The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions and that employees are rewarded on a performance-related basis and eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2006 (six months ended 30th June, 2005: nil).
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2006.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the “CG Code”) contained in Appendix 14 to the Listing Rules throughout the six months to 30th June, 2006, except for deviation from Code Provision A.4.1 as described below.
Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company (the “Bye-Laws”), the Board considers that it is not necessary to appoint the non-executive directors for a specific term. Pursuant to Bye-Law 99, at every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the Bye-Laws. All directors, including those appointed for a fixed term, are subject to retirement by rotation.
There have been no material changes to the information disclosed in the Company’s 2005 annual report in respect of our corporate governance practices. Major updates since the 2005 annual report are summarized in the 2006 interim report to be sent to shareholders of the Company by the end of September 2006.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim financial statements for the six months ended 30th June, 2006. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 22nd September, 2006

* For identification purposes only